Exhibit 22

OBLIGOR GROUP SUBSIDIARIES OF BALL CORPORATION

June 30, 2026

The following is a list of Obligor Group subsidiaries of Ball Corporation (an Indiana Corporation)

Name	State or Country of Incorporation or Organization	Percentage Ownership Direct & Indirect

Ball Container LLC	Delaware	100%
Ball Holdings LLC	Delaware	100%
Ball International Holdings LLC*	Delaware	100%
Ball Metal Beverage Container Corp.	Colorado	100%
Ball Packaging, LLC (f/k/a Ball Packaging Corp., f/k/a Ball Packaging Holdings Corp.)	Colorado	100%

* Ball International Holdings LLC is a guarantor only under the company’s long-term, multi-currency revolving facilities